United States
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SEC FILE NUMBER
                                     1-13162

                                -----------------

                                   FORM 12b-25

                           Notification of Late Filing

(Check  one)

|X |  Form  10-K      |  |   Form  10-KSB        |  |  Form  11-K
|  |  Form  20-F      |  |  Form 10-Q     |  |  Form 10-QSB      |  | Form N-SAR

     For  the  period  ended  December  31,  1998

|  |  Transition  Report  on  Form  10-K
|  |  Transition  Report  on  Form  20-F
|  |  Transition  Report  on  Form  11-K
|  |  Transition  Report  on  Form  10-Q
|  |  Transition  Report  on  Form  N-SAR
     For  the  transition  period  ended  ____________
     For  the  transition  period  ended  ____________

     Nothing in this form shall be construed to imply that the Commission has
     ------------------------------------------------------------------------
                   verified any information contained herein.
                   ------------------------------------------

If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:


PART  I  -  REGISTRANT  INFORMATION

                              EMPIRIC ENERGY, INC.
                              --------------------
                            Full name of registrant:

                                       N/A
                                       ---
                           Former name if applicable:

                          12750 Merit Drive, Suite 750
                          ----------------------------
                     Address of principal  executive office:

                              Dallas, Texas  75251
                              --------------------
                            City, State and Zip Code:

PART  II  -  RULE  12b-25(b)  and  (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


     |X| (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;


     |X| (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


     |X| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART  III  -  NARRATIVE


     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant's annual report on Form 10-K could not be filed within the prescribed time period because the financial statements required to be prepared by the Registrant's independent auditor have not been completed.

PART  IV  -  OTHER  INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification:
     R.  Renn  Rothrock,  Jr.           (972)              387-4100
     ------------------------          ----------------------------
     (Name)          (Area  Code)     (telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                        |X|  YES     |  |  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                        |  |  YES     |X|  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                              EMPIRIC ENERGY,  INC.
                              ---------------------
                  (Name of Registrant as specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March  25,  1999               By:  R.  Renn  Rothrock,  Jr.
       ----------------                    ------------------------

INSTRUCTION: The form may be signed by an executed officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
   Intentional misstatements or omissions of fact constituted Federal Criminal
                         Violations (See 18 U.S.C. 1001

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission. Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and
Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filled on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as and amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report with in the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) or Regulation S-T.